2007

THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

AS OF JULY 23, 2007

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

This management's discussion and analysis ( MD&A ) covers the operations of Tournigan Gold Corporation (the Company ) for the nine months ended May 31, 2007 and subsequent activity up to July 23, 2007. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company's annual MD&A for the year ended August 31, 2006 and the Company's unaudited interim consolidated financial statements as at May 31, 2007 and 2006 and for the three and nine months then ended prepared in accordance with Canadian GAAP.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company's website at www.tournigan.com, or by requesting further information from the Company's head office in Vancouver.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company's principal uranium exploration properties are the Kuriskova (formerly Jahodna) and Novoveska Huta properties in Slovakia and western USA properties held through the Sweetwater option agreement. The Company's principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland.

HIGHLIGHTS

Uranium

Kuriskova (formerly Jahodna), Slovakia

On May 7, 2007, the Company announced the results from the new resource estimate for the Kuriskova uranium deposit in Eastern Slovakia. The results of the estimate are summarized in the Technical Report prepared by ACA Howe International Ltd. ( ACA Howe ) in accordance with National Instrument 43-101 ( NI 43-101 ) and filed on SEDAR on June 22, 2007. The new inferred resource estimate, as defined by CIM standards, indicates that the Kuriskova resource has grown to more than 50 million pounds of U3O8, nearly three times the last resource estimate of 18 million pounds. The new resource has a high grade component of 3.6 million tonnes grading 0.49 percent U3O8, or 38.9 million pounds of U3O8, and a lower grade component of 5.4 million tonnes grading 0.1 percent U3O8, or 11.5 million pounds of U3O8.

Kuriskova Uranium Deposit Inferred Resource Estimate (ACA Howe, May 2007)

Description	Tonnes	Grade	Pounds of U3O8
	(millions)	(U3O8%)
Main Zone	3.592	0.492	38,987,000
Low-Grade Zone	5.341	0.097	11,408,000
Fault614	0.049	0.125	136,000
Total	8.982	0.255	50,531,000
Cut-off Grade (0.035% U3O8)

David Pelham, Consulting Geologist, and Galen White, Senior Geologist, ACA Howe prepared the current resource estimate. Both are independent Qualified Persons as defined by NI 43-101.

The Company has two rigs drilling the property. The Company has prepared a 8,000 metre in-fill drill program to refine the definition of the deposit near surface. Five drill holes have been completed. In late 2007, the Company plans to explore the continuation of the deposit at depth through a deep drill exploration program.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has only explored a small area of the exploration licence it acquired at Kuriskova in June 2005. An airborne geophysics survey followed by ground geophysics and prospecting is in progress on all of the Company's Slovakian uranium exploration licences. After the results of the latest drilling are analyzed, the Company expects to complete a new preliminary assessment study for Kuriskova by May 2008.

Novoveska Huta, Slovakia

A seven hole drill program was designed to twin a number of the surface holes drilled by the Government of Slovakia. If successful, the surface drill hole data will be then used to calculate a resource to CIM standards. Three of seven verification holes have been completed. The Company expects to complete a resource estimate for Novoveska Huta to CIM standards by May 2008.

USA

The Company entered into an option agreement with Sweetwater River Resources LLC ( Sweetwater ) in 2006. The Company is the optionee and Sweetwater is the optionor. The Company expects to complete its obligations to acquire an 85% interest in certain uranium properties held by Sweetwater. The Company has the option to acquire the remaining 15% interest at fair value.

The Company and Sweetwater have identified 28 high priority targets out of its 120 Arizona breccia pipe targets. Permits for nine have been received and permits for the remaining nine are expected to be received prior to the commencement of drilling in August 2007. The Company and Sweetwater plan to drill a minimum of 20,000 metres in Arizona.

Drill permits have been received for Wyoming. Sweetwater ground covers 37 kilometres in strike length of potential uranium roll front mineralization in the western half of the Great Divide Basin. In-fill drilling of an historic deposit, as well as step-out exploration drilling, is slated to begin in August 2007.

Gold

Kremnica, Slovakia

On May 29, 2007, the Company announced the results from the pre-feasibility study (the Study ) on the Kremnica Gold Project. The results of the Study are summarized in the Technical Report prepared in accordance with NI 43-101 under the direction of W. Peter Stokes P.Eng., of Beacon Hill Consultants (1988) Ltd., an Independent Qualified Person as defined by NI 43-101. The Technical Report was filed on SEDAR on July 13, 2007.

Base case highlights from the Study are as follows:

Measured and Indicated Resource (at cut off 0.5g/t gold equivalent) (millions)	23.6 tonnes
Gold grade	1.37 g/t
Silver grade	11.36 g/t

Inferred resource (at cut off 0.5g/t gold equivalent) (millions)	10.6 tonnes
Gold grade	1.01 g/t
Silver grade	6.27 g/t

Mineral Resources (at cut off 0.5g/t gold equivalent) (millions)	16.2 tonnes
Gold grade	1.4 g/t
Silver grade )	11.08 g/t
Gold Recovered (life of mine) h	674,500 ounces
Silver Recovered (life of mine)	3,739,000 ounces
Gold Price Used	US$525/oz
Silver Price Used	US$9.25/oz

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Cost (millions)	US$106.2
Ongoing Capital and Reclamation (millions)	US$24.2
Operating Cost per Gold Equivalent Ounce	US$227.00
Production Rate (tonnes milled per day)	6,000
Strip Ratio (Ore to Waste)	1.61
Metallurgical Recovery (Gold)	93.0%
Metallurgical Recovery (Silver)	66.0%
Mine Life	7.7 years
Approximate Payback Period	4.4 years

As a result of this study, the Company has identified a number of opportunities to further improve the project economics as well as further the social acceptability of the project while simultaneously reducing its environmental impact. These opportunities include optimizing surface infrastructure layouts, improving the resource model and raising substantial in-pit inferred material to the indicated classification so that it may be included in the project economics. These optimization studies will take place prior to a decision being made to take the project to Final Feasibility.

At the Kremnica gold project, one drill rig has commenced metallurgical and infill drilling as part of an optimization program. A second drill rig will join the program at the end of the month to conduct geotechnical drilling.

Curraghinalt, Northern Ireland

A 3,938 metre in-fill drill program with the objective of doubling the resource strike length was completed confirming that mineralization extends on strike. The drill results were analyzed and a new structural model has been interpreted. This requires further refinement. A drill has been retained to explore the well-defined anomalies just north of the current deposit. A reassessment of the resource is anticipated by October 2007.

Nevada

The Company and AuEx Ventures Inc. (AuEx ) entered into an earn-in agreement in 2006. The Company and AuEx have finalized drill targets at their Gypsum Valley and Fireball Ridge properties in Nevada and the drill program of approximately 2,000 metres properties has commenced.

CORPORATE

Shareholder Rights Plan

The directors of the Company approved the adoption of a shareholder rights plan, dated July 6, 2007, (the Rights Plan ) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Rights Plan took effect immediately, the Company will ask its shareholders to ratify it at the next meeting of shareholders. The Rights Plan will expire if shareholder ratification is not obtained within six months of its date. If approved, it will continue in effect until the annual general meeting of shareholders in 2010.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in Year End

The Company has changed its fiscal year end to September. The audited annual statements for the 2007 will be for the 13 months ended September 30, 2007. The change was made to allow investors to compare the Company's results to its competitors and to better reflect the seasonality of the Company's operations.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company's financial operations. For more detailed information, refer to the consolidated financial statements.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	May 31,	February 28,	November 30,	August 31,
	2007	2007	2006	2006
	$	$	$	$
Total assets	64,346,907	62,100,944	61,160,508	59,933,155
Exploration properties	23,213,151	21,313,587	18,077,146	15,407,706
Working capital	38,737,425	38,060,898	39,617,728	42,113,396
Shareholders equity	62,605,104	60,545,242	58,884,582	58,336,733
Net loss	(1,733,241)	(1,587,043)	(997,030)	(933,589)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	May 31,	February 28,	November 30,	August 31,
	2006	2006	2005	2005
	$	$	$	$
Total assets	59,570,507	59,684,982	17,561,693	13,746,449
Exploration properties	12,357,682	11,218,592	10,351,360	9,252,345
Working capital	45,764,595	47,135,246	6,026,757	3,242,897
Shareholders equity	58,864,108	59,046,856	17,061,067	13,186,785
Net loss	(3,102,560)	(2,371,739)	(229,748)	(1,075,814)
Loss per share	(0.04)	(0.03)	(0.00)	(0.02)

Overview

For the three month period ended May 31, 2007, the Company incurred a net loss of $1,733,241 ($0.01 per share), a decrease of $1,369,319 compared to the net loss of $3,102,560 ($0.04 per share) for the three month period ended May 31, 2006. Operating expenses decreased by $826,453 to $2,168,945. Net non-operating income changed from an expense of $107,162 in 2006 to income of $435,704 in 2007, thereby increasing income by $542,866 as discussed below. The 2007 third quarter weighted average number of common shares increased to 116,042,602 from 82,626,915 in 2006 mainly as a result of a private placement in February 2006.

For the nine month period ended May 31, 2007, the Company incurred a net loss of $4,317,314 ($0.04 per share), a decrease of $1,386,733 compared to the net loss of $5,704,047 ($0.07 per share) in 2006. Operating expenses decreased by $483,157 to $5,764,701 and net non-operating income increased by $903,576 to $1,447,387, as discussed below. The weighted average number of common shares increased to 113,692,864 from 78,571,920 in 2006 as explained above for the quarter.

Exploration property costs capitalized for the nine month period ended May 31, 2007 was $7,829,551 compared to $3,105,337 in 2006, as discussed below.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Salaries, Consulting Fees and Stock-Based Compensation

Salaries, consulting and stock-based compensation are the Company's most significant operating expense. For the quarter ended May 31, 2007, these costs decreased by $1,091,889 to $1,373,678 compared to 2006. Stock-based compensation for the third quarter of fiscal 2007 decreased by $747,543 to $841,078 compared to $1,588,621 in 2006. The vesting provisions of the Company's stock option plan are such that one third of the total option cost is generally recognized on the date of grant. The decrease in stock-based compensation expense was mainly due to the decrease in the number of options granted in the period. In the third quarter of fiscal 2007, the Company granted 400,000 options compared to 1,610,000 in the comparable period in 2006. Salaries and consulting expenses decreased by $344,346 to $532,600 in 2007 from $876,946 in 2006. Excluding executive and employee bonuses of $680,000 incurred in the third quarter of fiscal 2006, quarterly salaries and consulting expenses increased by $335,654 from 2006, which reflects the increased number of employees as the Company expands its operations.

For the nine month period ended May 31, 2007, salaries, consulting and stock-based compensation decreased by $1,472,296 to $3,414,657 compared to $4,886,953 in 2006. Stock-based compensation decreased by $1,402,118 to $2,028,964 from $3,431,082 mainly due to the decrease in the number of options granted in the period. In the first nine months of fiscal 2007, the Company granted 1,760,000 options compared to 6,334,945 in the comparable period in 2006. Salaries and consulting expenses decreased by $70,178 to $1,385,693 from $1,455,871 in 2006. Excluding executive and employee bonuses of $845,000 incurred in the nine month period ended May 31, 2006, salaries and consulting expenses increased by $774,822, for the same reason as explained above.

Other Significant Operating Expense Items

Property investigation and corporate development expenses increased by $99,514 to $105,509 for the quarter and by $646,777 to $793,722 for the nine month period in 2007 compared to fiscal 2006. These increases relate mainly to the pursuit of investment opportunities in Eastern Europe.

Legal and professional fees increased by $339,969 to $431,208 for the nine month period in 2007 compared to $91,239 in 2006. Legal and audit fees have increased due to the expansion of the scope and complexity of the Company's activities. As a US registrant, the Company incurred incremental audit and consulting costs in fiscal 2007 related to the internal control over financial reporting provisions of the Sarbanes-Oxley Act.

Investor relations expense was $236,503 for the nine months ended May 31, 2007 compared to $514,102 in 2006. The decrease of $277,599 mainly relates to one-time European investor campaign costs of approximately $160,000 in fiscal 2006.

Administration expenses increased by $190,947 to $482,969 from $292,022 for the nine month period compared to the comparable prior years' periods, mainly due to increases in costs for the Company's new office and general office expenses to support a greater number of employees.

Significant Other Income (Expense) Items

Interest income increased by $704,506 to $1,253,262 for the nine month period ended May 31, 2007 due to the increase in short-term investments funded by the February 2006 private placement, which raised gross proceeds of $45,250,150. Foreign exchange losses were $132,935 for the nine months ended May 31, 2007, mainly due to realized foreign exchange gains on US Dollar denominated short-term investments in the first quarter of fiscal 2007. In the first quarter of fiscal 2006 the Company had a onetime recovery of note receivable income of $708,720.

Uranium Exploration Properties

Uranium exploration costs capitalized in the nine month period ended May 31, 2007 were $2,501,951 compared to $1,114,339 in the same period in fiscal 2006. The total uranium exploration property balance was $5,068,112 as at May 31, 2007.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Expenditures on the Kuriskova property were $986,100 for the nine month period, of which $710,618 was for drilling and assays. These costs related to the completion of the Company's 10,000-metre diamond drill program. As discussed above, the Company announced a new resource estimate in May 2007. The Company's actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and greater number of metres drilled.

Other Slovakian uranium property costs capitalized for the nine month period ended May 31, 2007 were $459,240. These costs were mainly for the seven hole drill program for the Novoveska Huta property.

The Company capitalized costs of $1,056,611 for the nine month period ended May 31, 2007 to its uranium exploration properties in the United States, of which $505,928 related to annual licence fees and new claims in Arizona and Wyoming. Personnel, geological consulting and travel costs of $466,430 were incurred relating to data purchase and accumulation and analysis.

Gold Exploration Properties

Gold property exploration costs capitalized for the nine month period ended May 31, 2007 were $5,087,184 compared to $1,978,756 in 2006. The balance as at May 31, 2007 was $17,644,423.

Expenditures on the Kremnica gold property were $2,275,190, of which $621,995 was for drilling and assay costs related to exploration drilling on Kremnica South. Public and government relations costs to facilitate the permitting process were $364,640. The costs for socio-environmental studies were $282,049 and for other studies and evaluations were $350,928, mainly related to pre-feasibility study costs.

Expenditures on Curraghinalt were $2,630,339 for the nine month period ended May 31, 2007, which includes $1,407,850 in acquisition costs. In February 2007, the Company renegotiated the purchase and sale agreement related to its wholly-owned subsidiary, Ulster Minerals Limited. Ulster Minerals Limited holds mineral exploration licenses including the Curraghinalt gold property. The Company issued 500,000 common shares (fair value of $1,400,000) to Strongbow Exploration Inc. as consideration to terminate the Company's remaining contingent common share and income tax benefit obligations to Strongbow. Drilling and assay costs were $702,902. The Company's 3,938 metre in-fill drill program whose objective was the doubling of the resource strike length was completed confirming that mineralization extends on strike.

Other Exploration Properties

All of the other exploration costs capitalized for the nine month period ended May 31, 2007 of $240,416 were for the Brehov property and were mainly for the cost of one drill hole.

In February 2007, the Company entered into an option agreement with New Cantech Ventures Inc. ( Cantech ) to dispose of an undivided 70% right, title and interest to certain of the Company's claims in British Columbia, Canada. As at May 31, 2007, the Company received $25,000 and 50,000 common shares of Cantech for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income. To maintain its interest over a five year period, Cantech will issue and deliver 450,000 common shares of Cantech to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may elect to enter into a joint venture with Cantech, take a 10% carried interest or take a 2% net smelter return royalty. Cantech has certain fixed price options to acquire the NSR from the Company.

Working Capital

Working capital was $38,737,425 as at May 31, 2007 as compared to $42,113,396 as at August 31, 2006. The $3,375,971 decrease was mainly due to cash used in operations and exploration property investing activities. Marketable securities increased by $496,468 to $526,468 mainly due to the reclassification of Condor Resources PLC from long-term investment as a result of the expiration of the sale restriction agreement.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Shareholders Equity

Shareholders equity increased by $4,268,371 to $62,605,104 as at May 31, 2007 as compared to as at August 31, 2006. Share capital increased by $7,591,115 as a result of the exercise of 4,588,923 warrants, 1,766,837 stock options and the issuance of 500,000 common shares for exploration properties as described above. Accumulated other comprehensive income was $225,781 as at May 31, 2007 compared to $nil at August 31, 2006. Effective September 1, 2006 the Company prospectively adopted three new accounting standards related to financial instruments with no restatement of prior period financial statements. The accumulated other comprehensive income balance represents unrealized gains on the Company's marketable securities and long-term investment.

	Common Shares	Stock Options	Warrants	Share Capital
	Outstanding	Outstanding	Outstanding	$
Balance, May 31, 2007	118,787,023	7,208,167	3,108,537	102,452,514
Stock options granted	-	150,000	-	-
Stock options exercised	230,001	(230,001)	-	354,001
Stock options forfeited	-	(108,999)	-	-
Warrants exercised	-	-	-	-
Balance, July 23, 2007	119,017,024	7,019,167	3,108,537	102,806,515

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash increased by $32,510,758 in the nine month period ended May 31, 2007 to $33,174,210. Cash flows used in operating activities were $1,912,960 compared to $2,337,047 in the first nine months of fiscal 2006. Cash flow from operations in 2006 includes a one-time cash receipt item of $708,720 from the recovery of a note receivable previously fully provided for in 2001.

Cash flows from investing activities were $29,492,778 for the nine month period ended May 31, 2007. Net redemption of short-term investments provided $36,484,306 compared to the net acquisition of short-term investments of $44,045,367 in the prior year. To comply with the requirements of the United States Investment Company Act, the Company amended its investment policy in April 2007 such that the Company only invests in high interest bank accounts. Exploration property expenditures used cash of $6,858,294 for the period as compared to $3,018,337 in the prior year. Cash flows from the issuance of share capital and warrants were $4,930,940 compared to $49,863,288 in 2006. The decrease was mainly due to private placement financings in the prior year.

Cash and Short-term Investments

The cash and short term investment components of working capital as at May 31, 2007 consisted of $33,174,210 in bank deposits and $5,703,974 in short-term investments. As at May 31, 2007, the weighted average term-to-maturity of the short-term investment portfolio was less than one month. The Company's short-term investments are highly liquid and available to meet ongoing commitments.

Contractual Obligations and Contingencies

There were no material changes to the Company's contractual obligations and contingencies in the quarter.

Additional Financing

To date, the Company's ongoing operations have been almost entirely financed by private placements and exercises of warrants or stock options. Additional financing will be required to build a gold mine at Kremnica and to further develop its uranium properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Damien Reynolds and Hein Poulus as directors and Messrs. Garry Stock and Bob Nowell as officers. These contracts were for fixed monthly amounts as well as stock options. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $30,403 for the nine month period ended May 31, 2007 from $468,500 for the same period in 2006, mainly due to a bonus payments made to Mr. Reynolds in fiscal 2006. Consulting fees to companies controlled by officers decreased to $29,000 in the nine month period ended May 31, 2007 from $54,000 in 2006. These amounts are presented within salaries, consulting and stock-based compensation expense.

The Company's solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP's fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. These fees were $131,157 for the nine months ended May 31, 2007 compared to $139,113 in the prior year.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign currency exchange

The Company maintains its accounts in Canadian dollars. The Company's operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company's operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovakian Koruna, the US Dollar, the Great Britain Pound and the Euro.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

As at August 31, 2006 the Company had US $5,327,000 in short-term investments. Subsequent to year end the Company's US Dollar commercial paper matured and the Company made no further US Dollar investments. The Company will generally only purchase foreign exchange as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Credit

The Company is exposed to credit risk on its short-term investment portfolio. The Company's investments are all rated R-1 high, the highest rating for money market investments.

Interest rate

The Company's high interest bank accounts earn interest based on the prime rate. The Company's short-term investments are discount notes that earn a fixed rate over less than a six month period. The fair value of its short-term interest portfolio is relatively unaffected by changes in short-term interest rates. The Company's future interest income is exposed to changes in short-term rates.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In the quarter ended May 31, 2007 the Company determined there were internal control weaknesses in the approval of stock option grants and cancellations. The Company is currently analyzing the impact on financial reporting. The Company recently hired an experienced Corporate Secretary to mitigate such weaknesses. Otherwise, there were no other changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting in the three month period ended May 31, 2007.

OUTLOOK

During the remainder of fiscal 2007 the Company plans to continue on its growth trend by engaging in uranium exploration activities on the Kuriskova and the Novoveska Huta properties as well as exploring the for additional targets through an airborne radiometric and mangnetic survey. Exploration on its US uranium properties will take form in drill programs expected to commence in August 2007. At Kremnica the Company intends to conduct a program to determine if it is feasible to increase the profitability of the deposit prior to making a decision to proceed with a feasibility study.  The Company will also explore other joint venture and merger and acquisition opportunities.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management's discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company s:

  strategies and objectives;

  interest and other expenses;

  tax position and tax rates;

  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for exploration properties;

  estimates of the quantity and quality of mineral resources;

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  financial and operating objectives;

  exploration, environmental, health and safety initiatives;

  availability of qualified employees for operations;

  outcome of legal proceedings and other disputes;

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management's discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  the availability of financing for development projects on reasonable terms;

  costs of production and production and productivity levels, as well as those of competitors;

  ability to secure adequate transportation for products;

  ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on costs and results;

  engineering and construction timetables and capital costs for development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes;

  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management's discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms measured and indicated resources . The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term inferred resources . The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.